Exhibit 2 to Board Action Without Meeting of January 30, 2019, Protect Pharmaceuticals Corporation

Actions Disaffirmed and/Or Cancelled Without Ever Having Had Legal Effect

●	Press Release, 12/07/18: AES and OnliFunds Launch OnliChain focused $250 million Fund. Company option transaction cancelled.

●	Merger/Acquisition: November 28, 2018 Target: The Winner’s Circle Partners LLC

●	Private Placement, November 27, 2018: International Membership Data, LLC, $40 million to be invested by Company

●	Merger/Acquisition, October 20, 2018: Tobit Clicks of Tobit LLC

●	Company Joins Tobit Consortium, October 2, 2018

●	Company Announces New Business Model, September 14, 2018